UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for First Quarter of Fiscal 2011
     We, LDK Solar Co., Ltd., have reported our unaudited financial results for the first quarter ended March 31, 2011. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
First Quarter Highlights
•	Quarterly revenue of $766.3 million, a decrease of 16.8% sequentially and an increase of 120.5% year-over-year;

•	Shipped 631.5 megawatts, or MW, of wafers, 118.7 MW of modules in the first quarter;

•	Gross margin for the first quarter was 31.5%;

•	Operating margin for the first quarter was 25.6%;

•	Net income was $135.4 million, or $0.95 per diluted ADS for the first quarter;

•	Increased wafer capacity to 3.5 gigawatts, or GW, in March 2011;

•	Produced a total of approximately 2,479 metric tons, or MT, of polysilicon during the first quarter; and

•	Entered into several new supply agreements for wafers, modules and polysilicon.
     Net sales for the first quarter 2011 were $766.3 million, compared to $920.9 million for the fourth quarter 2010, and $347.6 million for the first quarter 2010.
     Gross profit for the first quarter 2011 was $241.6 million, compared to $251.4 million for the fourth quarter 2010, and $54.5 million for the first quarter 2010.
     Gross margin for the first quarter 2011 was 31.5%, compared to 27.3% for the fourth quarter 2010, and 15.7% for the first quarter 2010.
     Income from operations for the first quarter 2011 was $196.1 million, compared to $203.8 million for the fourth quarter 2010, and $33.0 million for the first quarter 2010.
     Operating margin for the first quarter 2011 was 25.6%, compared to 22.1% for the fourth quarter 2010, and 9.5% for the first quarter 2010.
     Income tax expense for the first quarter 2011 was $44.2 million, compared to $40.5 million for the fourth quarter 2010, and $3.2 million for the first quarter 2010.
     Net income for the first quarter 2011 was $135.4 million, or $0.95 per diluted ADS, compared to $145.2 million, or $1.09 per diluted ADS, for the fourth quarter 2010, and $7.2 million, or $0.06 per diluted ADS, for the first quarter 2010. The number of shares for calculating diluted ADS was approximately 148.1 million for the first quarter 2011, 137.5 million for the fourth quarter 2010, and 125.8 million for the first quarter 2010.
     We ended the first quarter 2011 with $515.1 million in cash and cash equivalents and $637.9 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000)

	3/31/2011	12/31/2010
Assets
Current assets
Cash and cash equivalents	515,081	202,127
Pledged bank deposits	637,943	503,721
Trade accounts and bills receivable, net	452,442	384,265
Inventories	612,783	474,612
Prepayments to suppliers, net	114,682	112,448
Other current assets	231,029	298,248

Total current assets	2,563,960	1,975,421
Property, plant and equipment, net	3,298,766	2,993,213
Deposits for purchases of property, plant and equipment and land use rights	187,805	144,298
Land use rights	223,143	220,405
Prepayments to suppliers expected to be utilized beyond one year, net	13,849	14,318
Pledged bank deposits — non-current	47,166	43,965
Investments in an associate and a jointly-controlled entity	56,617	52,275
Other non-current assets	50,050	48,262

Total assets	6,441,356	5,492,157

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	1,552,198	1,501,588
Convertible senior notes, less debt discount	351,489	355,445
Trade accounts and bills payable	794,695	719,367
Advance payments from customers, current installments	229,888	196,812
Accrued expenses and other payables	818,190	751,272
Other financial liabilities	51,473	53,338

Total current liabilities	3,797,933	3,577,822
Long-term borrowings, excluding current installments	794,658	604,495
Convertible senior notes and Senior Notes, less debt discount	217,711	34,658
Advance payments from customers — non-current	163,099	148,022
Other liabilities	115,669	107,422

Total liabilities	5,089,070	4,472,419

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,338,627	1,019,240
Non-controlling interests	13,659	498

Total equity	1,352,286	1,019,738

Total liabilities and equity	6,441,356	5,492,157

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	3/31/2011	12/31/2010
Net sales	766,337	920,876
Cost of goods sold	(524,745)	(669,450)

Gross profit	241,592	251,426
Selling expenses	(7,427)	(9,260)
General and administrative expenses	(30,038)	(34,750)
Research and development expenses	(7,998)	(3,579)

Total operating expenses	(45,463)	(47,589)

Profit from operations	196,129	203,837
Other income (expenses):
Interest income	1,057	1,417
Interest expense and amortization of senior notes issuance costs and debt discount	(31,351)	(24,861)
Foreign currency exchange gain, net	8,840	5,378
Government subsidies	3,455	445
Others, net	1,558	3,562

Earnings before income tax	179,688	189,778
Income tax expense	(44,168)	(40,538)

Net income	135,520	149,240
Earnings attributable to non-controlling interests	(82)	(4,036)

Net income attributable to LDK Solar Co., Ltd. shareholders	135,438	145,204

Net income per ADS, Diluted	$0.95	$1.09

Incorporation by Reference
This report on Form 6-K (except our press release attached hereto as Exhibit 99.2) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
Attached hereto as Exhibit 99.2 is the press release we issued on June 7, 2011 relating to our unaudited financial results for the first quarter 2011, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: June 8, 2011

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Reports Financial Results for First Quarter of Fiscal 2011
Xinyu City, China and Sunnyvale, California, June 7, 2011 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today reported its unaudited financial results for the first quarter ended March 31, 2011.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
First Quarter Highlights:
•	Quarterly revenue of $766.3 million, a decrease of 16.8% sequentially and an increase of 120.5% year-over-year;

•	Shipped 631.5 MW of wafers, 118.7 MW of modules in the first quarter;

•	Gross margin for the first quarter was 31.5%;

•	Operating margin for the first quarter was 25.6%;

•	Net income was $135.4 million, or $0.95 per diluted ADS for the first quarter;

•	Increased wafer capacity to 3.5 GW in March 2011;

•	Produced a total of approximately 2,479 MT of polysilicon during the first quarter; and

•	Entered into several new supply agreements for wafers, modules and polysilicon.
Net sales for the first quarter of fiscal 2011 were $766.3 million, compared to $920.9 million for the fourth quarter of fiscal 2010, and $347.6 million for the first quarter of fiscal 2010.
Gross profit for the first quarter of fiscal 2011, was $241.6 million, compared to $251.4 million in the fourth quarter of fiscal 2010, and $54.5 million for the first quarter of fiscal 2010.
Gross margin for the first quarter of fiscal 2011 was 31.5%, compared to 27.3% in the fourth quarter of fiscal 2010 and 15.7% in the first quarter of fiscal 2010.
Income from operations for the first quarter of fiscal 2011 was $196.1 million, compared to income from operations of $203.8 million for the fourth quarter of 2010, and $33.0 million for the first quarter of fiscal 2010.
Operating margin for the first quarter of fiscal 2011 was 25.6% compared to 22.1% in the fourth quarter of fiscal 2010 and 9.5% in the first quarter of fiscal 2010.
Income tax expense for the first quarter of fiscal 2011 was $44.2 million, compared to income tax expense of $40.5 million in the fourth quarter of fiscal 2010 and income tax expense of $3.2 million in the first quarter of fiscal 2010.
Net income for the first quarter of fiscal 2011 was $135.4 million, or $0.95 per diluted ADS, compared to net income of $145.2 million, or $1.09 per diluted ADS for the fourth quarter of fiscal 2010 and $7.2 million, or $0.06 per diluted ADS for the first quarter of fiscal 2010. The number of shares for calculating diluted ADS was approximately 148.1 million for the first quarter of fiscal 2011, 137.5 million for the fourth quarter of fiscal 2010 and 125.8 million for the first quarter of fiscal 2010.
LDK Solar ended the first quarter of fiscal 2011 with $515.1 million in cash and cash equivalents and $637.9 million in short-term pledged bank deposits.
“During the first quarter, we made notable progress and executed on our growth strategy while improving our margin profile. This progress was made despite seasonality in the macro environment and regulatory uncertainties in Europe,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “The significant improvement in our margins demonstrates the success of our vertical integration strategy and strong market position.
“We experienced continued solid contributions from our wafer and polysilicon businesses and increased gross margins across all of our PV product segments. In addition, we increased our customer base and diversified our geographic mix, reflecting the quality and performance of our PV products.
“We remain focused on managing our operations to drive profitability. Going forward, we expect to continue to use free cash flow to pay down debt, while also continuing to evaluate opportunities to convert short-term to long-term obligations. We are encouraged by the progress we made during the quarter in further differentiating LDK Solar in the global PV market,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the second quarter of fiscal 2011, LDK Solar estimates its revenue to be in the range of $710 million to $760 million with wafer shipments between 500 MW and 550 MW, and module shipments between 200 MW and 220 MW, in-house polysilicon production between 2,650 MT and 2,750 MT, in-house cell production between 120 MW and 130 MW and gross margin between 22% and 26%.
Conference Call Details
The LDK Solar First Quarter 2011 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on June 7, 2011. To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 4:50 p.m. ET on June 7, 2011. An audio replay of the call will be available through June 14, 2011, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4441460#.
A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000)

	3/31/2011	12/31/2010
Assets
Current assets
Cash and cash equivalents	515,081	202,127
Pledged bank deposits	637,943	503,721
Trade accounts and bills receivable, net	452,442	384,265
Inventories	612,783	474,612
Prepayments to suppliers, net	114,682	112,448
Other current assets	231,029	298,248

Total current assets	2,563,960	1,975,421
Property, plant and equipment, net	3,298,766	2,993,213
Deposits for purchases of property, plant and equipment and land use rights	187,805	144,298
Land use rights	223,143	220,405
Prepayments to suppliers expected to be utilized beyond one year, net	13,849	14,318
Pledged bank deposits — non-current	47,166	43,965
Investments in an associate and a jointly-controlled entity	56,617	52,275
Other non-current assets	50,050	48,262

Total assets	6,441,356	5,492,157

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	1,552,198	1,501,588
Convertible senior notes, less debt discount	351,489	355,445
Trade accounts and bills payable	794,695	719,367
Advance payments from customers, current installments	229,888	196,812
Accrued expenses and other payables	818,190	751,272
Other financial liabilities	51,473	53,338

Total current liabilities	3,797,933	3,577,822
Long-term borrowings, excluding current installments	794,658	604,495
Convertible senior notes and Senior Notes, less debt discount	217,711	34,658
Advance payments from customers — non-current	163,099	148,022
Other liabilities	115,669	107,422

Total liabilities	5,089,070	4,472,419

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,338,627	1,019,240
Non-controlling interests	13,659	498

Total equity	1,352,286	1,019,738

Total liabilities and equity	6,441,356	5,492,157

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	3/31/2011	12/31/2010
Net sales	766,337	920,876
Cost of goods sold	(524,745)	(669,450)

Gross profit	241,592	251,426
Selling expenses	(7,427)	(9,260)
General and administrative expenses	(30,038)	(34,750)
Research and development expenses	(7,998)	(3,579)

Total operating expenses	(45,463)	(47,589)

Profit from operations	196,129	203,837
Other income (expenses):
Interest income	1,057	1,417
Interest expense and amortization of senior notes issuance costs and debt discount	(31,351)	(24,861)
Foreign currency exchange gain, net	8,840	5,378
Government subsidies	3,455	445
Others, net	1,558	3,562

Earnings before income tax	179,688	189,778
Income tax expense	(44,168)	(40,538)

Net income	135,520	149,240
Earnings attributable to non-controlling interests	(82)	(4,036)

Net income attributable to LDK Solar Co., Ltd. shareholders	135,438	145,204

Net income per ADS, Diluted	$0.95	$1.09

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801